Exhibit 17.2

Date: 30th January, 2013

Dear sir and madam,

LONGWEI PETROLEUM INVESTMENT HOLDING LIMITED (THE "COMPANY") RESIGNATION AS NON-EXECUTIVE DIRECTOR.

I, Xue xiaoping, hereby inform you my resignation as non-executive director with immediate effect.

I hereby confirm that I had no dispute with the Board and there was no matter in relation to my resignation that will need to be brought to the attention to the shareholders of the Company and the Stock Exchange.

Also, I confirm that I have no claims against the Company whether by way of compensation, remuneration, severance payments, pensions, expenses and any other sum for loss of office or otherwise.

Yours faithfully,

Xue Xiaoping